NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

April 20, 2021

By EDGAR and Email Delivery

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation
Preliminary Proxy Statement
PRE 14A Filed April 9, 2021
File No.: 814-00866

Dear Ms. Larkin:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by you in a conversation with E. Peter Strand and Michael K. Bradshaw, Jr. on Monday, April 19, 2021 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2021.

We have paraphrased the Staff’s comments followed by the Company’s responses below to aid in your review. At your request, we will provide courtesy copies of the definitive proxy statement on Form DEF 14A (the “Final Proxy Statement”), as filed and marked to show changes from the Proxy Statement.

1.	Please confirm that the Company is aware that the staff of the Division of Corporation Finance and the Division of Investment Management have issued guidance regarding virtual shareholder meetings, titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.”

Response:

The Company acknowledges and confirms that it has read and considered the guidance.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Investment Management

April 20, 2021

2.	The third paragraph under the subheading “Information about Voting – How many shares must be present to constitute a quorum for the Annual Meeting?” appears to provide discretionary authority to the chairman of the annual meeting to adjourn the meeting for the purpose of soliciting additional proxies. Please note that the Staff does not view such adjournment as a matter that is covered by the discretionary authority given to the proxy holder pursuant to Rule 14a-4. Please explain why the Company believes this is a permissible discretionary act that does not require a vote or inclusion in the proxy card.

Response:

The Company respectfully submits that the chairman’s authority, as the presiding officer at the Company’s annual meeting of stockholders, to adjourn the annual meeting derives from the Maryland General Corporation Law and the Company’s Bylaws. It is not based on a delegation of authority by proxy. As a result, the chairman’s decision to adjourn the annual meeting would not require the voting of any proxies.

* * * * * *

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	E. Peter Strand
Michael K. Bradshaw, Jr.

Monroe Capital Corporation
Theodore Koenig
Aaron Peck